UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*
iTeos Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)

46565G104

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46565G104

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46565G104

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
73,137

	8	SHARED VOTING POWER
2,946,915

	9	SOLE DISPOSITIVE POWER
73,137

	10	SHARED DISPOSITIVE POWER
2,946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,020,052

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 46565G104

1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,946,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,946,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO; IA

With respect to Aaron I. Davis and Boxer Capital, LLC (“Boxer Capital”), this amendment (this “Amendment No. 5”) further amends and supplements the statement on Schedule 13D filed on August 7, 2020 (the “Original Filing”) by Boxer Capital, Boxer Asset Management Inc. (“Boxer Management”), Mr. Davis, MVA Investors, LLC and Joe Lewis with respect to the Common Stock, par value $0.001 (the “Common Stock”) of iTeos Therapeutics, Inc. (the “Issuer”), as previously amended on January 6, 2022 (“Amendment No. 1”), March 21, 2022 (“Amendment No. 2”), May 11, 2022 (“Amendment No. 3”) and May 14, 2024 (“Amendment No. 4”). On October 10, 2024, Boxer Capital entered into an investment management agreement (the “IMA”) with Boxer Capital Management, LLC (“BCM”), a registered investment advisor controlled by Mr. Davis. Pursuant to the IMA, Boxer Capital has delegated exclusive voting and investment power over its investment portfolio to BCM. Consequently, BCM has acquired beneficial ownership of the securities held in Boxer Capital’s investment portfolio and, without reflecting any change in its economic interest in such securities, Boxer Capital has thereby ceased to beneficially own the securities held in its investment portfolio, including shares of Common Stock. To the extent applicable, the Original Filing, as previously and hereby amended, is hereby adopted by BCM as its original filing on Schedule 13D regarding the Issuer. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby with respect to the Reporting Persons only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby. Boxer Capital reports herein that it has ceased to beneficially own more than 5% of the outstanding shares of Common Stock. On or about the day of this filing, Boxer Management and Mr. Lewis are independently amending the Original Filing with respect to themselves; see that filing for any required information pertaining to any of them.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Schedule 13D is jointly filed by Boxer Capital, Mr. Davis and BCM (collectively, the “Reporting Persons”).
Boxer Capital is a limited liability company organized under the laws of Delaware. BCM, a limited liability company organized under the laws of Delaware, is a registered investment advisor, providing investment management services to Boxer Capital. Each of Boxer Capital and BCM is primarily engaged in the business of investing in securities.
Mr. Davis, a citizen of the United States, is the Chief Executive Officer of Boxer Capital and is a member of and has voting and dispositive power over securities beneficially held by BCM. With his immediate family, Mr. Davis indirectly owns the membership interests in BCM.
By virtue of these relationships, Mr. Davis and BCM may be deemed to be members of a group, but disclaim the existence of any such group.
The address of each of Boxer Capital, Mr. Davis and BCM for purposes of this filing is: 12860 El Camino Real, Suite 300, San Diego, CA 92130.
Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of Boxer Capital and BCM, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital or BCM.

None of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 is hereby incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On October 10, 2024, Boxer Management, Boxer Capital and BCM entered into the IMA, pursuant to which Boxer Capital has delegated exclusive voting and investment power over its investment portfolio to BCM. Consequently, BCM has acquired beneficial ownership of the shares of Common Stock held by Boxer Capital and, without reflecting any change in its economic interest in such securities, Boxer Capital has thereby ceased to beneficially own the securities held in its investment portfolio, including shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages are based on 37,494,982 shares of the Issuer’s Common Stock outstanding, which is (i) 36,521,845 shares of the Issuer’s Common Stock outstanding as of August 1, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 8, 2024, plus (ii) 73,137 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable within the next 60 days, plus (iii) 900,000 shares of Common Stock subject to the exercise of a pre-funded warrant to purchase up to 900,000 shares of Common Stock as further described in the Issuer Private Placement 8-K.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,020,052 shares of Common Stock, representing 8.1% of the outstanding shares of Common Stock.

BCM beneficially owns 2,946,915 shares of Common Stock which represents 7.9% of the outstanding Common Stock. Mr. Davis beneficially owns 3,020,052 shares of Common Stock which includes the shares of Common Stock beneficially owned by BCM and represents 8.1% of the outstanding Common Stock.
(b)  With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
(i)	Sole power to vote or to direct the vote:
Mr. Davis has the sole power to vote or to direct the vote of 73,137 shares of Common Stock underlying Issuer options exercisable within 60 days.
(ii)	Shared power to vote or to direct the vote:
BCM and Mr. Davis and have shared power to vote or to direct the vote of 2,946,915 shares of Common Stock.
(iii)	Sole power to dispose or to direct the disposition of:
Mr. Davis has the sole power to vote or to direct the vote of 73,137 shares of Common Stock underlying Issuer options exercisable within 60 days.
(iv)	Shared power to dispose or to direct the disposition of:
BCM and Mr. Davis have shared power to dispose or to direct the disposition of 2,946,915 shares of Common Stock.

(c) Other than as described herein in Item 4 or transactions previously reported on Form 4, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.
(d)  Other than as described herein and except as may result from indirect interests of investors in Boxer Capital or BCM, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e)  As described in Item 4, as of October 10, 2024, Boxer Capital ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 3	Joint Filing Agreement, dated October 15, 2024, among Boxer Capital, Mr. Davis and BCM.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 15, 2024

BOXER CAPITAL, LLC
By: Boxer Asset Management Inc. Its: Manager
By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis Individually

BOXER CAPITAL MANAGEMENT, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Chief Executive Officer

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.001 par value per share, of iTeos Therapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: October 15, 2024.

BOXER CAPITAL, LLC
By: Boxer Asset Management Inc. Its: Manager
By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis Individually

BOXER CAPITAL MANAGEMENT, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Chief Executive Officer

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
BOXER CAPITAL, LLC
The executive officers and directors of Boxer Capital, LLC are set forth below. Each individual’s business address is 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Boxer Asset Management Inc.	Manager	Bahamas

BOXER CAPITAL MANAGEMENT, LLC
The executive officers and directors of Boxer Capital Management, LLC are set forth below. Each individual’s business address is 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Capital Management, LLC. Boxer Holdings, LP, a Delaware limited partnership, is the sole member of Boxer Capital Management, LLC. Boxer Holdings GP, LLC, a Delaware limited liability company, is the general partner of Boxer Holdings, LP. Mr. Davis is the Manager of, and together with his immediate family owns all of the interests in, Boxer Holdings GP, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Chief Executive Officer; Chief Investment Officer; Manager	United States
Christopher Fuglesang	Senior Managing Director	United States
Michael Beauchamp	Vice President of Finance	United States